WILDEYE
2021 Report

Dear investors,

The company was successful at raising its first seed funding by the end of 2020, but unfortunately, we needed to pivot and lost momentum. However, we have found an exciting new path that should take hold.

We completed the BidToTalk MVP in 2020 but found it difficult convincing influencers and customers to use the service consistently by early 2021. Creators we spoke with liked the idea of getting paid to talk with fans, but they preferred spending valuable time creating content. Influencers also charged lower-than-expected rates and scheduled lower-than-expected call frequency, generating low commissions for the company. To thrive with this model, we determined the company would need to raise millions in additional capital to build the transaction volume necessary to achieve profitability, which would take much longer than originally anticipated.

We concluded in early 2021 that a pivot was required. We considered several business models that could provide more immediate cash flow and spent the year looking for better product-market fit.

For our first pivot we launched an expert marketplace for customers to find, book and pay to speak with professionals. This was similar in concept to BidToTalk but with higher transaction revenue and potential frequency. For the pilot we recruited a handful of high-level professionals from our network, ran test ads, but did not get a sufficient response to continue.

Our second pivot attempted to capitalize on the exploding NFT trend. We saw an opportunity to enter the market creating an online tool that would make it easy for influencers to monetize their online video content as NFTs. Most TikTokers we spoke to loved the idea, and we received some partnership interest, including Red Bull. Unfortunately, the NFT market collapsed from its hype in May, and well-funded exchanges like OpenSea announced better support coming for video, so we decided to move on.

We turned our attention to residential real estate, a $33 trillion US industry, where we had deep experience, as the housing market was booming post-Covid.

For our third pivot, we wanted to help homebuyers get better deals by selling them a high-end homebuyer course to teach them the key strategies and wisdom we've learned over the years, but were unable to attract sufficient interest.

Our fourth pivot served an unmet need helping real estate agents generate leads via YouTube. We created Video Lead Machine, signed up agents for a pilot, and spent several months helping them create/enhance their channels by providing scripts, coaching, editing, and posting their videos. The challenge was that the agents often got busy and could not submit their footage on a timely basis, making it difficult to scale our subscription model. Although we still provide this service on a limited basis, we sought a better model.

For pivot five, we decided to create our own video content to generate YouTube real estate referrals. We leveraged and broadened co-founder Diane's existing YouTube channel (already generating real estate referrals in Puerto Rico) to serve the greater US housing market. However, we discovered that pivoting the channel would take far longer than expected to generate sufficient traffic to become cash flow positive—we needed faster results.

NEW DIRECTION

In January 2022, after an exhausting year of pivots, we conferred with our advisors again, looking for the best way to generate significant revenue as quickly as possible. This led us to build a high-tech staffing firm that should be extremely lucrative and allow us to build a team relatively quickly. The staffing industry has erupted with the economy rebounding after Covid, leaving a shortage of workers.

We approached two senior, successful, respected recruiters we hoped would join as founding recruiters. They are thrilled to join and help build the team and company. Combined, they generated over $1.6 million in gross revenue in 2021. Few recruiters get the chance to earn meaningful stock unless they join an in-house team at a large startup or public company. Our plan to go public early is a big motivator for them and should excite and induce additional recruiters to join. We expect to significantly improve our cash position within the next six months.

OPPORTUNITY

The US economy has roared back since Covid has declined, and the staffing market has followed suit, up 16% to $157 billion in 2021. Companies need staffing firms to help them now more than ever. There's a shortage of high-tech workers, and salaries have risen dramatically, improving the recruiting fees that staffing firms enjoy. The industry is expected to grow 5% CAGR over the next 5 years. Also, Covid normalized remote work, so it's now much easier to find and place candidates who don't need or want to relocate.

DIFFERENTIATION

We plan to hire only senior recruiters with extensive networks and experience, concentrating on high-tech. While AI and big data, for example, are important technologies we hope to develop at some point, relationships are still extremely valuable and drive the industry. We'll offer recruiters a great environment, the best tools, support, stock options, overrides, remote work, and bonus plans.

STRATEGY

We'll start with permanent placements in high-tech, later add temporary staffing, and likely expand to placement in other lucrative industries segments such as health care. The permanent staffing segment represents about 13% of the market versus temporary, and although it's somewhat less lucrative than temporary placements, it allows us to jumpstart operations. It's less complex and doesn't require the large cash reserves necessary to support high cash flow temporary placements.

We'll hire our first two senior recruiters, build revenue, and scale. Later, we'll look at developing innovative technology we can leverage to boost sales, lower costs, and differentiate ourselves further.

CURRENT STATUS

The company obtained its Nevada employment agency license and has made offers to its first two founding recruiters. We expect that they will generate revenue for the company by the end of Q2 and help hire and manage additional rockstar recruiters.

Pivots are never easy and take time, but they are often necessary for early-stage startups searching for product-market fit. We are excited about this new opportunity and our likelihood of success. We are committed to generating a healthy return for investors. We continue to appreciate your patience and support.

We need your help!

Thank you for your patience as we diligently pursue our new direction in high-tech recruiting towards a reliable, significant stream of revenue. Once we achieve profitability, we may raise additional funding to accelerate operations and continue our planned direct public offering. We are assembling a rockstar team of recruiters with the right experience to knock this new business out of the park by leveraging our deep high-tech networks. We could use your help spreading the word to potential clients and candidates, investors, and introductions once we launch and build our A-team.

Sincerely,

Harold Cohn
CEO

Diane Cohn
President

Our Mission

We hope to have 200,000 active influencers/professionals using the platform, $84 million in annual revenue, and fans/clients enjoying 17 million meaningful video conversations per year, representing usage by 0.5% of total influencers worldwide.

See our full profile



How did we do this year?

Report Card

C-

🙂
The Good

We closed our seed round successfully and built the BidToTalk MVP, attracting influencers and customers to try the service.

We were conservative with cash as we explored several pivots looking for new product-market fit.

We've took a new path in high-tech recruiting that should yield significant revenue.

☹️
The Bad

We were unable to find market fit with BidToTalk as influencers' time was too limited and failed to charge enough per call.

We pivoted several times, yielding some income, but were unable to find market fit.

We were not able to go public as planned.

2021 At a Glance











2021 At a Glance

January 1 to December 31

$2,934
Revenue

-$62,201
Net Loss

$18,096 [40%]
Short Term Debt

$0
Raised in 2021

$151,309
Cash on Hand
As of 04/ 5/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

In 2021 the company completed its BidToTalk MVP, but it was not sufficiently adopted by the market as hoped. Since then, the company made a series of pivots looking for good product-market fit, conserving cash as much as possible. It also considered acquiring a business but had too little capital to purchase something meaningful of interest.

The company pivoted again in Q1 2022 to pursue a recruiting business placing high-tech, high-salary candidates. The US staffing industry is $157 billion and growing, up 16% in 2021.

The company identified its first two founding recruiters, filed a DBA under "So Talented" and received its Nevada private employment agency license to begin operations in April 2022.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

· Wildeye Inc. incorporated in the State of Florida in July 2020.

· Completed BidToTalk MVP in 2020.

· Raised total seed funding of $292,927 by mid-2021 from private and Wefunder sources.

· Conducted five pivots in 2021 in search of product-market fit.

We anticipate

· Hiring our first founding recruiters in May 2022.

· Resuming our path towards direct public listing once we surpass $5M in gross revenue.

Historical Results of Operations

Our company was organized in July 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

· Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $2,934 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2021, compared to % in 2020.

· Assets. As of December 31, 2021, the Company had total assets of $168,360, including $157,728 in cash. As of December 31, 2020, the Company had $124,250 in total assets, including $120,501 in cash.

· Net Loss. The Company has had net losses of $62,201 and net losses of $83,999 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

· Liabilities. The Company's liabilities totaled $18,095 for the fiscal year ended December 31, 2021 and $30,016 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,000 in debt and $292,927 in equity.

The Company may raise additional capital in the future from investors. Although

capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Wildeye Inc. cash in hand is $151,308.79, as of April 2022. Over the last three months, revenues have averaged $889/month, cost of goods sold has averaged $30/month, and operational expenses have averaged $2,184/month, for an average burn rate of $1,325 per month.

In Q2 2021, we issued to consultants and advisors options to purchase an aggregate of 13,500 shares of common stock with an option exercise price equal to $1.00 to expire in 2026. In early 2022, the company changed direction to launch a high-tech recruiting business.

By the end of FY 2022 we estimate generating over $1.0 million revenue and $600,000 expenses.

The company is not yet profitable due to expenses related to our YouTube production for real estate referrals pivot and ramping up our new recruiting business. We may pursue raising additional capital to accelerate scaling of operations, staff and sales. We will determine desired funding amount prior to announcing our next capital raise and consider a private vs. crowdfunding raise.

We have no other source of capital other than from Wefunder and private investors. We expect to generate revenue from recruiting efforts to support operations, organic growth and fund-raising efforts.

Net Margin: -2,120% **Gross Margin: 100%** **Return on Assets: -37%** **Earnings per Share: -$0.02**

Revenue per Employee: $1,467 **Cash to Assets: 94%** **Revenue to Receivables: –** **Debt Ratio: 11%**

Wildeye_Inc._12-31-21_Financials.pdf

We ❤ Our 226 Investors

Thank You For Believing In Us

Marc Bejarano
'Imran Razak
Emmanuel Okosisi
Kelly Ray
Andrew Carruthers
Nicolas Radin
Van Hayes
Shrikanth Dhubakunta
Gregory Turner
Julio Rodriguez
Larry Yonish
Benny Torrez-Cortez
Jose Alfredo Jimenez
Joven SALA
Michael Merriman
Matt Pallakoff
Kimberly Moore
Ravi Magham
Kostas Skrabulis
Gabriel Paravisini
James Johnson
Mary A. Hernandez
Sancha Rai
Robin Ruiz
Regina Ann C. Santos
Azmina KANJI
Abe Harary
Douglas Scott
Chad Christopher Alward
Ron Levy
Richard J Patrissi
Frank Fernandez
Kimberly Moore
Stuart Gustafson
Killian Hemmy
Keora Green
Henry C Hight
Christopher Khan
Theron Charles
Petalyn Albert
Azar Mammadov
Scheril Murray Powell, Esq.
Hammy Tone
Birendra Chhetri
Jay Tamang
Martin Ernst
Samuel Harris
Joyce Larbi
Nancy Philippine
Suchai Gumtrontip
Johnathon Hollis
Chang Woo Lee
Vignesh Kumar Sathyamo...
Matthew Lourie
Robin Schiltz
Brittany Sewell
Amit Choksi
Sree Budhavarapu
Rodrick Ellis Loud DDS
Shebi George
Victor Walsteijn
Doan NGO
Samantha Reusch
Toby Norman
Donavon Lofters
Matt Pallakoff
Nathan Mayo
Joseph Lizyness
Dillon Denver Joseph
Lloyd Behunin
Isaac Donkor
La Mailede Machell Moore
Jim Cable
Joseph Mario Pyles
Ian Buchli
David Lanfair
Larry Parker
Christopher Trahey
Auguata Sankey
Derrik Oates
Chris Matsunaga
Rose B Lynn
Matthews Nyaku Malebana
An[illegible]
Pa[illegible]
Me[illegible]
Matthew Sch[illegible]er
Catherine Adewoye
nIrMaL Patel
Deepak Gupta
Giovana Stein Da Silva
Jose A Gelpi
Brent Barnes
Tahir Mahmood
Kenneth Roberts
Sekhar Manne
Bharathi Nanjappa
Leonard Chijioke Ezenwa
Jeremy Miller
Travis Jackson
Korede Green
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Suman Purumandla
Cap Partners LLC
David Dulak
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Noe Ramirez
Genciano Vito Clotter
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Alex Lebon
Peter Morris
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Riley Mort
Ladynez Espinal
Bruce Davis
Margo L. HATTON
Nicholas Pullman
Pratik V Bauva
Tomas Ripstrand
Isaac Pardo
Janarthanan Rengarajan
Cristian Nicolaescu
Vinish Polsani
Arnold Ngereza
Jacky Chan
Karthik Thenkondar
Jorge R De JESUS
Adan Espinoza
Jason Reeves
Daniel Gonzalez
Yubing Sun
Vidal Guzman
John Farnsworth
David Colon
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Ann Lowe Thompson
Jonathan Da Situation Pie...
Loc Dao
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Wei Su
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Christian Feith
Abdoul Nikiema
Alan White
Hussein Mohamed
Arnol Rosales
Alin Dobre
Kerby Scales
Bryan Fuller
Nicole Forrest
Dr. Pete I. Maduka-Okafor
Okwudili C Amaechi
Debbie Christou
Mahmood AlQuaiti
Mark Lee
Daniel St Juste
Bryan Miles
Hector Cachafeiro
DeQuincy Lezine
Shawn SCOTLAND
Vincent woodson
Kenneth Edwards
John Miller
Jon Matthew Taylor
Katrine Watson
Mark Soloway
Patrick Enweronye
Robert Boyer
Rex M. Clementson
Vijay KUMAR
Alexander Bouffard
George Robertson
Larry Stevens
Badal Haider
Sean Price
Daniel Haden
Mary E OBeirne
Quintino Lamont Johnson
Ken Rudominer
Roberto Contreras
Pallavi Bakhru
Sean McAlary
Steven Weisman
Anthony A Cook
Jessica Padgett
Jeremy Foxx
Sydney Cohn
Changu Newman
Gerardo Borri
Andrew Gotianse
Aldena Bequillard
Karthika Bodduluru
Kevin Hill
Mike Bryant
Mark Bruner
Hira Vishwakarma
Linda Underwood
Ken Morris
Dan TRAN
Steven Lu
Ron Cobb
Julie Kozich
Ervin Vaughn
Rabbe Ringbom
Michael Sather
Ethan Simmons
Jerome Hawk
David Maleh
Jayant Deshpande
Esther Sloh
Stanley Reedus
Andrea RIVADOSSI
Eric Stanberry
Jeremy Ryan Seppi

Thank You!

From the Wildeye Team



Ted Cohn
CEO & CTO



Diane Cohn
President & CMO



Curtis Sasaki
Product Advisor

Former VP & Head of Product Management at Samsung, VP Sun Web and Customer Experience at Sun, Apple, NeXT, General Magic.





Bob Christopher
Strategic Advisor

Diamond Edge Ventures, Director of Innovation at Panasonic, CEO Ugobe, Robotics, Entrepreneur, Business Development, Operations.





Christine Zalocha
Marketing Advisor

VP Marketing at Aura Frames, Director of Content & Social Strategy at SoFi, Director of Social Media Strategy & Community at Credit Karma, Head of Marketing at GoldieBlox.





Joel Arberman
Direct Listing Advisor

Managing Member of Meraki Partners LLC (www.PublicFinancial.com), which helps entrepreneurs take their company public so they can use shares to raise capital, recruit talent and complete acquisitions. Former partner of an investment banking firm.



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Diane Cohn	President, Chief Marketing Officer, and Treasurer @ Wildeye Inc.	2020
Harold Cohn	Chief Executive Officer, Chief Technology Officer, and Secretary @ Wildeye Inc.	2020

Officers

OFFICER	TITLE	JOINED
Diane Cohn	CMO	2020
Harold Cohn	CTO	2020

Voting Power ⓘ

HOLDER	SECURITIES HELD	VOTING POWER
Diane Cohn	1,000,000 Common	28.3%
Harold Cohn	1,600,000 Common	45.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2020	$2,000		Section 4(a)(2)
09/2020	$36,200	Common Stock	Regulation D, Rule 506(b)
12/2020	$270,982		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Wildeye Inc. ⓘ	08/27/2020	$2,000	$0 ⓘ	0.0%	08/28/2021	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	5,000,000	0	No
Common Stock	200,000,000	3,538,522	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,000,000

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our Company is in an early stage of development with limited resources and we may not be able to develop our business as anticipated. Our Company was incorporated on July 21, 2020. Our Company has limited operating history and, accordingly, there is only a limited basis upon which to evaluate our Company's prospects for achieving its intended business objectives. Investors will be relying primarily on our Company's officer's and director's ability for our Company's success. Our Company has limited resources and has had no revenues to date. Moreover, we have never generated any revenue and we cannot assure you that we will derive any material revenues from operations or operate on a profitable basis. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. Our Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. If we are not able to execute our business plan as anticipated, our Company may not be able to achieve profitability, and the securities we are offering you may experience a material reduction in value.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations. We face growing risks and costs related to cybersecurity threats to our data and customer, franchisee, employee, and independent sales agent data, including but not limited to: the failure or significant disruption of our operations from various causes, including human error, computer malware, ransomware, insecure software, zero-day threats, or other events related to our critical information technologies and systems; the increasing level and sophistication of cybersecurity attacks, including distributed denial of service attacks, data theft, fraud or malicious acts on the part of trusted insiders, social engineering, or other unlawful tactics aimed at compromising the systems and data of our officers and employees (including via systems not directly controlled by us, such as those maintained by joint venture partners and third-party service providers); the reputational and financial risks associated with a loss of data or material data breach (including unauthorized access to our proprietary business information or personal information of our customers, employees and independent sales agents), the transmission of computer malware, or the diversion of home sale transaction closing funds. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to information technology systems via viruses, worms, and

other malicious software, to phishing to advanced and targeted hacking launched by individuals or organizations. These attacks may be directed at the Company, its employees, third-party service providers, and joint venture partners. In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property and that of our clients as well as personally identifiable information, sensitive financial information, and other confidential information of our employees and customers. Additionally, we increasingly rely on third-party data processing, storage providers, and critical infrastructure services, including cloud solution providers. The secure processing, maintenance, and transmission of this information are critical to our operations, and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures. A breach or attack affecting one of our third-party service providers or partners could harm our business even if we do not control the service that is attacked. In addition, the increasing prevalence and the evolution of cyber-attacks and other efforts to breach or disrupt our systems or those of our employees, customers, third-party service providers, and joint venture partners, have and will likely lead to increased costs to us with respect to preventing, investigating, mitigating and remediating these risks. Moreover, we are required to comply with regulations both in the United States and in other countries where we do business that regulate cybersecurity, privacy, and related matters. While we, our third-party service providers, and our joint venture partners have experienced, and expect to continue to experience, these types of threats and incidents, none of them to date has been material to the Company. Although we employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, penetration testing, vulnerability assessments, and maintenance of backup and protective systems), and conduct diligence on the security measures employed by key third-party service providers, cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information and financial information) and the disruption of business operations.

Our officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholders. Our officers and directors, in the aggregate, will beneficially own or have the right to vote more than 50% of our outstanding common shares on a fully diluted basis, assuming all the shares we are offering are sold and assuming none of the shares are purchased by any of our officers or directors. As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including the election of our board of directors; removal of any of our directors, amendment of our articles of incorporation, as amended or by-laws; and adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us. As a result of their ownership and positions, our officers and directors collectively can influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Our officers and directors will also be able to set their own compensation, along with the compensation of others. The interests of our officers may differ from the interests of the other stockholders, and they may influence decisions with which the other stockholders may not agree. Such decisions may be detrimental to our business plan and/or operations and they may cause the business to fail in which case you may lose your entire investment.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed. The market for our services is competitive and rapidly changing, and the barriers to entry are relatively low. With the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition, and maintain our prices. Competition could result in reduced sales, reduced margins, or the failure of our services to achieve or maintain more widespread market acceptance, any of which could harm our business. We may also experience competition from large established businesses possessing large, existing customer bases, substantial financial resources, and established distribution channels. If these types of companies decide to develop, market, or resell competitive services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed. Our current and potential competitors may have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, sale, and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. If we are unable to compete with such companies, the demand for our products could substantially decline.

If we are unable to attract influencers to our service and retain any influencer we sign up on a cost-effective basis, our business and results of operations will be affected adversely. To succeed, we must attract and retain influencers on a cost-effective basis, many of whom have not previously used services like ours. We will rely on a variety of methods to attract new influencers, such as digital marketing, direct outreach, and engaging influencers management agencies. Further, if we are unable to use any of our current marketing initiatives or the cost of such initiatives were to significantly increase or such initiatives or our efforts to satisfy our existing influencers are not successful, we may not be able to attract new influencers or retain influencers on a cost-effective basis and, as a result, our revenue and results of operations would be affected adversely. As of the date hereof, we have yet to retain any influencer to sign up to utilizes our services. Additionally, to succeed, influencers must attract and retain customers who will pay to connect with them. We cannot assure you that enough customers will pay to connect with influencers or that the revenue generated from such transactions would be sufficient for the Company to achieve profitability.

We may expand through acquisitions of, or investments in, other companies or through business relationships, all of which may divert our management's attention, resulting in additional dilution to our stockholders and consumption of resources that are necessary to sustain our business. One of our business strategies is to acquire competing or complementary services, technologies, or businesses. We also may enter relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution, or discount pricing or investments in other companies. Our completed acquisitions and any future acquisition, investment, or business relationship may result in unforeseen operating difficulties and expenditures. We may encounter difficulties assimilating or integrating the acquired businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources, and require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment, or business relationship would be realized or that we would not be exposed to unknown liabilities, nor can we assure you that we will be able to complete any acquisitions on favorable terms or at all.

We will need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of your securities. We will require additional capital from equity or debt financing in the future to fund our operations, market our product, take advantage of strategic opportunities including more rapid expansion of our business, or the acquisition of complementary products, technologies, or businesses and respond to competitive pressures. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through issuances of equity, convertible debt securities, or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our Company, and any new securities we issue could have rights, preferences, and privileges senior to those of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

The assumptions on which we relied in establishing growth targets may not be accurate. The growth targets and other projections contained in our Investor Presentation dated September 22, 2020 are aspirational and are not intended to constitute a "financial outlook" or "future-oriented financial information" for purposes of applicable securities laws. The growth targets and other projections are based on certain assumptions that our management and our board of directors consider to be reasonable. We cannot assure you that such assumptions will prove to be accurate. Actual results for the estimate period may vary from the growth targets and other projections and these

estimate period may vary from the growth targets and other projections and those variations may be material. We cannot assure you that actual results achieved in the estimate period will be the same, in whole or in part, as those included in the growth targets and other projections.

No Guarantee of Return on Investment. We cannot assure you that you will realize a return on your investment or that you will not lose your entire investment. For this reason, you should read the Form C and all Exhibits carefully and you should consult with your own attorney and business advisor prior to making any investment decision.

The securities being sold in this offering will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. We cannot assure you that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each investor in this offering will be required to represent that it is purchasing the securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and auditor attestation requirements.

This Offering is not registered under federal or state securities laws. Since this offering is a private offering, our offering documents have not been reviewed by the SEC or by any state securities commissions. Such a review may have resulted in additional disclosure or disclosures involving a different format or substance from those set forth herein. The offer and sale of our securities pursuant to our offering documents have not been, and will not be, registered under the Securities Act, or under the securities laws of any state, since it is not necessary to register this offering under most such laws. Thus, you cannot rely upon regulatory authorities having reviewed the terms of this offering, including the nature and risk and the fairness of the terms of this offering. As a result, you do not have any of the same protections afforded by registration under applicable federal or state securities laws, and you must judge the adequacy of disclosure and fairness of the terms of this offering on their own; i.e., without the benefit of prior review by regulatory authorities. The failure of our offering to comply with applicable state and federal securities law exemptions could adversely affect our Company. Our securities are being offered to you pursuant to exemptions from registration pursuant to applicable state and federal securities laws. If this offering fails to comply with these laws, certain, if not all, investors would have the right to rescind the purchase of their securities if they so desired, unless our Company could successfully rely upon another exemption from registration provided for under applicable laws in connection with the sale of securities in this offering. If a number of investors were to successfully seek rescission, we would face financial demands that could adversely affect us as a whole and, thus, the non-rescinding investors.

Investors Will Incur Immediate Substantial Dilution. Investors in this offering will incur immediate and substantial dilution and will bear virtually all the risks inherent in an investment in our Company. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. You should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's securities, the shares will attain market values commensurate with the offering price.

The offering price of our securities was arbitrarily determined. The offering price of the securities we are offering you in this offering has been arbitrarily determined, and it does not necessarily bear any relationship to our asset value, net worth, or other established criteria of value. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. Each prospective investor should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's securities, the shares will attain market values commensurate with the offering price.

No Assurance of Public Market or Exchange Act Registration. No public trading market for the shares of our common stock exists. We cannot assure you that a regular trading market will develop for the shares of common stock after this offering or that, if developed, any such market will be sustained. Trading of the common stock will likely be conducted through what is customarily known as the OTC Markets. Any market for the common stock which may result will likely be less well developed than if the common stock were traded on an exchange. An integral aspect of our Company's business plan is to (i) register as a reporting issuer under the Securities Exchange Act of 1934 (the "Exchange Act") and thereafter to comply with the reporting requirements of the Exchange Act, and (ii) develop a public trading market for its common stock by soliciting securities brokers to become market makers of our Company's shares of common stock. However, to-date our Company has neither filed a registration statement with the SEC to register its class of common stock under the Exchange Act nor solicited any securities brokers. We cannot assure you that our Company will be successful in registering its class of common stock under the Exchange Act or soliciting a market maker if it attempts to do so. If our Company cannot successfully register its common stock under the Exchange Act, investors are likely to lose their entire investment in our Company. Accordingly, an investment in our Company's common stock should be considered highly risky and illiquid.

Our Company's securities, if and when available for trading, could be subject to the SEC's rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Our Company's securities, if and when available for trading, could be subject to the SEC's rules that regulate broker-dealer practices in connection with transactions in "penny stocks". The term "penny stock" generally refers to a security issued by a very small company that trades at less than $5 per share. Penny stocks generally are quoted over the counter, such as on OTC Markets. In addition, the definition of penny stock can include the securities of certain private companies with no active trading market. Penny stocks may trade infrequently, which means that it may be difficult to sell penny stock shares once you own them. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock becomes subject to the penny stock rules, investors in this offering may find it more difficult to sell their shares.

We do not intend to pay any cash dividends on our securities, so you will not be able to receive a return on your investment unless you sell your shares. We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our securities. Unless we pay dividends, our security holders will not be able to receive a return on their securities unless they sell them.

We are not providing you with audited financial statements as part of this offering. As a result, the financial statements that we provide you, if any, will not have the benefit of being certified by an auditor who could provide you with a better assurance that there is no material mistake or misstatement in our financial results.

Defects in our platform and the technology powering our technological platform may adversely affect our business. Tools, code, subroutines, and processes contained within our platform may contain defects when introduced and also when updates and new versions are released. If our platform or an update to our platform contains defects or quality problems, we may become subject to adverse publicity, reduced use of our platform and loss of customers, product redevelopment costs, loss of or delay in market acceptance of our product or claims by customers or others against us. Such problems or claims may have a material and adverse effect on our business, prospects, financial condition, and results of operations.

Our technology is not yet developed and it may never function as anticipated. The Company is developing proprietary technology for our platform that we anticipate being ready for commercialization within 3 months of the closing this offering; however, our platform and the technology underlying our platform is not yet fully developed or completed and we cannot assure you that it ever will be. Developing a technology such as ours is difficult and time-consuming and we will need to overcome many anticipated and unanticipated complications and obstacles. Although our Company has a demo platform that demonstrates basic functionality, this platform has not been fully developed to handle payments, notifications, and video calls, and we cannot assure you that that platform will ever be able to achieve those functionalities or to perform on those functionalities on a scaled-up commercial basis.

If we fail to develop our brands cost-effectively, our business may be adversely affected. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

We will incur significant costs complying with our obligations as a reporting issuer, which will decrease our profitability. In the future, we plan to file a registration statement to go public and become a reporting issuer with the U.S. Securities and Exchange Commission. Upon the effectiveness of such a registration statement, we expect to elect to file periodic reports with the U.S. Securities and Exchange Commission ("SEC"), including financial statements and disclosure regarding changes in our operations. In order to comply with these requirements, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis. Moreover, our legal counsel will have to review and assist in the preparation of such reports. The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major impact on the amount of time to be spent by our auditors and attorneys. However, we estimate that these costs will exceed $150,000 per year for the next few years. Those fees will be higher if our business volume and activity increases. Those obligations will reduce our resources to fund our operations and may prevent us from meeting our normal business obligations. Compliance costs will be charged to operations and will negatively impact our profitability. We cannot assure you, however, that we will ever file such a registration statement, or if we do file a registration statement, that the SEC will declare it to be effective.

Our financial condition and results of operations are expected to be adversely affected by the COVID-19 pandemic. In late 2019, there was an outbreak of a new strain of coronavirus, COVID-19. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, lowered equity valuations, disrupted global supply chains, and workforce participation due to "shelter-in-place" restrictions by various governments worldwide, decreased consumer confidence generally and created significant volatility and disruption of financial markets. The Company's operations and business could be materially and adversely affected by the COVID-19 pandemic and related weak, or weakening of, economic or other negative conditions. There are no comparable recent events that provide guidance as to the effect the spread of COVID-19 as a global pandemic may have, and, as a result, the ultimate impact of the outbreak is highly uncertain and subject to change. Further, a second wave of COVID-19 later in 2020 or beyond could cause many of the impacts to return or be exacerbated. We do not yet know the full extent COVID-19 will have on our business, our operations or the global economy as a whole.

We do not have employment contracts in place with key employees. Employee agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave the Company, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer. Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our executive officers and other key technical personnel, each of whom would be difficult to replace. Harold Cohn, our Chief Executive Officer is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of this executive officer or other key personnel and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. Our anticipated growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our anticipated growth, we may not be able to successfully implement our business plan.

We are anticipating a period of rapid growth in our headcount and operations, which may place, to the extent that we are able to sustain such growth, a significant strain on our management and our administrative, operational, and financial reporting infrastructure. Our success will depend in part on the ability of our senior management to manage this expected growth effectively. To do so, we believe we will need to continue to hire, train, and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing, and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, we will be unable to execute our business plan.

Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, our Company is required to employ accountants, technical experts, appraisers, attorneys, and other consultants and advisors. The selection of any such advisors will be made by our Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to our Company. Outside advisors may be persons who are affiliates if those affiliates are able to provide the required services.

We are reliant upon information technology to operate our business and maintain our competitiveness. Our ability to leverage our technology and data scale is critical to our long-term strategy. Our business increasingly depends upon the use of sophisticated information technologies and systems, including technology and systems (cloud solutions, mobile and otherwise) utilized for communications, marketing, productivity tools, training, lead generation, records of transactions, business records (employment, accounting, tax, etc.), procurement, call center operations, and administrative systems. The operation of these technologies and systems is dependent upon third-party technologies, systems, and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third-party vendors on commercially reasonable terms. We also cannot assure that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not be able to obtain such new technologies and systems or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future.

Our facilities and systems are vulnerable to natural disasters and other unexpected events and any of these events could result in an interruption of our ability to execute clients' email campaigns. We will depend on the efficient and uninterrupted operations of our third-party data centers and hardware systems. The data centers and hardware systems are vulnerable to damage from earthquakes, tornados, hurricanes, fire, floods, power loss, telecommunications failures, and similar events. If any of these events results in damage to third-party data centers or systems, we may be unable to provide our clients with our service until the damage is repaired and may accordingly lose clients and revenues. In addition, subject to applicable insurance coverage, we may incur substantial costs in repairing any damage.

Any significant disruption in service on our platform, website, or in our computer systems, or in our customer support services, could reduce the attractiveness of our services and result in a loss of customers. The satisfactory performance, reliability, and availability of our services are critical to our operations, level of customer service, reputation, and ability to attract new customers and retain customers. Most of our computing hardware is co-located in third-party hosting facilities. None of the companies that host our systems guarantee that our customers' access to our products will be uninterrupted, error-free, or secure. Our operations depend on their ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity, and other environmental concerns, computer viruses, or other attempts to harm our systems, criminal acts, and similar events. If our arrangements with third-party data centers are terminated, or there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in access to our services, whether as a result of a third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. These factors could damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition, and results of operations.

We do not have a disaster recovery system, which could lead to service interruptions and result in a loss of customers. We do not have any disaster recovery systems. In the event of a disaster in which our software or hardware are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any or all these events could cause our customers to lose access to our services.

We rely on third-party computer hardware and software that may be difficult to replace or that could cause errors or failures of our service, which could harm our business. We rely on computer hardware purchased and software licensed from third parties in order to offer our services. This hardware and software may not continue to be available on commercially reasonable terms, or at all. If we lose the right to use any of this hardware or software or such hardware or software malfunctions, our customers could experience delays or be unable to access our services until we can obtain and integrate equivalent technology or repair the cause of the malfunctioning hardware or software. Any delays or failures associated with our services could upset our customers and harm our business.

If we are unable to protect the confidentiality of our unpatented proprietary information, processes, and know-how and our trade secrets, the value of our services could be adversely affected. We rely upon unpatented proprietary processes and know-how and trade secrets. Although we try to protect this information in part by executing confidentiality agreements with our employees, consultants, and third parties, such agreements may offer only limited protection and may be breached. Any unauthorized disclosure or dissemination of our proprietary processes and know-how or our trade secrets, whether by breach of a confidentiality agreement or otherwise, may cause irreparable harm to our business, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise be independently developed by our competitors or other third parties. If we are unable to protect the confidentiality of our proprietary information, processes, and know-how, or our trade secrets are disclosed, the value of our technology and services could be adversely affected, which could negatively impact our business, financial condition and results of operations.

If the security of customers' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit card payment option. Our systems may store customers' credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive litigation, and other possible liabilities as well as negative publicity, which could severely damage our reputation. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers' data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers. If we fail to maintain our compliance with the data protection policy documentation standards adopted by the major credit card issuers, we could lose our ability to offer our customers a credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

We may be unable to obtain effective intellectual property protection for our potential products and technology. We currently hold no patents related to our platform's technology or otherwise, and we cannot assure you we will ever be granted any such patents. Our intellectual property, or any intellectual property that we have or may acquire, license, or develop in the future, may not provide meaningful competitive advantages. Any patent or patent application we are granted or acquire, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection. For example, numerous patents held by third parties relate to our platform's technology. These patents could be used as a basis to challenge the validity or limit the scope of any patents or patent application we are granted or acquire. A successful challenge to the validity or limitation of the scope of such patents or patent applications could limit our ability to commercialize our platform and, consequently, reduce our revenues. Moreover, competitors may infringe any future patents or those that we license, or successfully avoid these patents through design innovation. To combat infringement or unauthorized use, we may need to resort to litigation, which can be expensive and time-consuming and may not succeed in protecting our proprietary rights. In addition, in an infringement proceeding, a court may decide that our patents or other intellectual property rights are not valid or are unenforceable, or may refuse to stop the other party from using the intellectual property at issue on the ground that it is non-infringing. Policing unauthorized use of intellectual property is difficult and expensive, and we may not be able to, or have the resources to, prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect these rights as fully as the laws of the United States. We also rely on the law of trade secrets to protect unpatented technology and know-how. We try to protect this technology and know-how by limiting access to those employees, contractors, and strategic partners with a need to know this information and by entering into confidentiality agreements with these parties. Any of these parties could breach the agreements and disclose our trade secrets or confidential information to our competitors, or these competitors might learn of the information in other ways. Disclosure of any trade secret not protected by a patent could materially harm our business.

We may be subject to patent infringement claims, which could result in substantial costs and liability and prevent us from commercializing our potential products. Third parties may claim that our potential products or related technologies infringe their patents. Any patent infringement claims brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing manufacturing, or selling potential products that are claimed to infringe a patent covering a third party's intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. Even if we are able to obtain rights to a third party's patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business. If our potential products infringe on the intellectual property rights of others, we may be required to indemnify customers for any damages they suffer. Third parties may assert infringement claims against our current or potential customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of these customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products.

We do not currently have any general liability insurance to protect us in case of customer or other claims. We do not have any general liability insurance to cover any potential claims to which we are exposed. Any imposition of liability would increase our operating losses and reduce our net worth and working capital.

We have broad discretion to use the net proceeds from this Offering, which we may not use effectively. Our Company has broad discretion to allocate a substantial portion of the proceeds of this offering, in both dollar and percentage terms, on a net- proceeds basis. Accordingly, you will need to rely upon the judgment of our management with respect to the use of proceeds, potentially with only limited information concerning our specific intentions. If we do not use the net proceeds effectively, our business, financial condition, results of operations, and prospects could be harmed, and the value of your investment could decline. To the extent that less than all the shares are not sold in the Maximum Offering, our Company may have to delay or modify its immediate business plans. We cannot assure you that any delay or modification of such business plans would not adversely affect our Company's development.

We have a low Target Amount and we cannot guarantee whether additional funds will be raised. The initial purchasers of our shares of common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our Company. The Target Amount of shares that must be sold for our company to initially accept subscriptions is $50,000 of common stock. Once we raise the $50,000 Target Amount, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the Maximum Amount of the offering or that our Company would be able to raise funds in another manner. Even if we raise the Maximum Amount, we will need to raise additional capital in the future. Our officers, other employees, and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the Target Amount.

Our shares of common stock do not have anti-dilution rights. Our shares of common stock do not have anti-dilution rights, which means that corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that you have in the Company. Furthermore, if future issuances of common shares are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price-based anti-dilution protection.

Because we can issue additional shares of common stock, our stockholders may experience dilution in the future. Our Company's articles of incorporation authorize the issuance of 200,000,000 shares of common stock, par value $.001 per share. Our Company may issue a substantial number of additional shares of common stock in connection with a merger, acquisition, or other business combination. To the extent that additional shares of common stock are issued, dilution to the interests of our Company's stockholders will occur. Additionally, if a substantial number of shares of common stock are issued in connection with a merger, acquisition, or other business combination, a change in control of our Company could occur which may impact, among other things, the utilization of net operating losses, if any. Furthermore, the issuance of a substantial number of shares of common stock may cause dilution and adversely affect prevailing market prices, if any, for the common stock, and could impair our Company's ability to raise additional capital through the sale of its equity securities.

Our articles of incorporation provide our board of directors with the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to existing security holders and with the ability to affect adversely stockholder voting power and perpetuate their control over us. Our articles of incorporation, as amended, to allow our Company to issue 5,000,000 shares of preferred stock without any vote or further action by our common or preferred stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of the preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock or other preferred stockholders and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. Preferred stock could be used to dilute a potential hostile acquirer. Accordingly, any future issuance of preferred stock or any rights to purchase preferred shares may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer, or prevent a change of control or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to, and assets available for distribution to, the holders of our common stock and could adversely affect the rights and powers, including voting rights, of the holders of our common stock and preferred stock.

If you are not a "Major Investor" you will grant a proxy to vote your underlying securities to the Lead Investor, and, thus, will not have the right to vote on any matters coming before the stockholders of the Company for a vote. If you are not a Major Investor, that is, an investor who has purchased at least $25,000 of our shares in this offering, the Portal will require you to enter into an agreement with XX Investments LLC, an SEC-registered transfer agent that acts as the Custodian. The Custodian holds securities on behalf of all investors in this offering (who are the "beneficial owners" of the securities). This means you do not actually possess the shares. Instead, the Custodian holds them on your behalf. The Custodian also votes these securities and signs any documents on your behalf, following the direction of the Lead Investor. The Lead Investor does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the Lead Investor may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

This offering involves "rolling closings" which means that it is possible that you may not have the benefit withdrawing your investment upon the notice a "Material Change". Once we reach and close on the Target Amount we will be conducting "rolling closings" whereby if prior investments are executed and funds are transferred to the Portal, we can instruct the Portal to disburse offering funds to us at any time pursuant to a closing in compliance with applicable notification guidelines. At that point, investors who do not timely cancel their investment and whose subscription agreements have been accepted by our Company will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose funds have not been closed upon will have the right to withdraw their investment and get their money back. Investors whose subscriptions have already been closed upon, however, will already be our investors and will have no such right. Thus, investors who purchase securities prior to the Maximum Offering being subscribed to in full will bear the risk of whether there will be additional investors to complete the offering or that our Company would be able to raise funds in another manner. Even if we raise the Maximum Amount, we will need to raise additional capital in the future

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor^①;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Wildeye Inc.

- Florida Corporation
- Organized July 2020
- 2 employees

774 Mays Blvd
10-666
Incline Village NV 89451

https://wildeye.com

Business Description

Refer to the Wildeye profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Wildeye has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

We did not file an annual report for 2020 as the business had just launched in the second half of 2020, and we did not realize it was required. We will attempt to rectify this with the SEC.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.